Exhibit 10.1

January 13, 2006

Mr. Daniel W. Rabun

6530 Brookshire Drive

Dallas, TX 75230

Dear Dan:

At the outset, my Board member colleagues and I are pleased and gratified about the prospect of your assuming the leadership position on the ENSCO International Incorporated management team. As we all recognize, you have been asked to fill a large set of shoes in replacing Carl Thorne, who has served as ENSCO’s CEO since its inception, but we are extremely confident in our prospects together. This letter is submitted solely for your review and consideration, and obviously is of a highly confidential nature.

We contemplate that you would commence your employment with ENSCO on or about March 31, 2006 as President and also would immediately be appointed to serve as a member of the Board of Directors. It is currently contemplated that Carl Thorne will step-down as CEO of ENSCO on or about January 1, 2007 and at that time you would be appointed President and CEO.

Your initial annual base salary would be $750,000, which is at the P50 level (50th percentile for comparable position in industry). As is customary, base salary will be reviewed annually and will be adjusted to address changes that, in the judgment of the Nominating, Governance, and Compensation Committee (“NGCC”), reflect performance compared to peers. Inasmuch as ENSCO customarily adjusts base salaries midyear, it is contemplated that your first regular salary adjustment would become effective July 1, 2007.

You would be eligible for an annual cash bonus payable initially in respect of the 2006 plan year at a level to be established annually by the Board upon recommendation of the NGCC. The target bonus will be established at the P50 level based on a market survey and overall ENSCO performance. The annual bonuses are awarded and paid in arrears, based upon the NGCC’s evaluation of performance against pre-established goals. It is contemplated that your first annual cash bonus would be payable in late February or early March 2007.

As an initial equity award pursuant to the Long-Term Incentive Plan, you would be granted 75,000 shares of restricted stock, 25,000 of which would vest ratably over a 5-year period and 50,000 of which would vest ratably over a 10-year period. You also would be awarded options to purchase 100,000 shares of stock at the market price on the grant (commencement of employment) date, with incremental vesting over a 4-year period (25% per year). The Long-Term Incentive Plan has been forwarded to you under separate cover. All options will be granted at the fair market value (average of highest and lowest price) on the grant date as required under the Plan. The foregoing equity awards are referred to as the “Initial Grants.”

Mr. Daniel W. Rabun

January 13, 2006

We also discussed additional compensation to offset loss of certain pension and bonus entitlements attendant to your current position, which we have referred to as the “buy out” compensation. This buy-out would be funded by making a cash contribution of $1,100,000 as an Employer Discretionary Contribution under the ENSCO 2005 Supplemental Executive Retirement Plan (“2005 SERP”). This contribution will be 100% vested on the date of the contribution for purpose of the 2005 SERP.

We also discussed severance compensation and change in control (“CIC”) circumstances. You would be entitled to a severance payment of 2 times your most recent base salary and target bonus plus immediate vesting for 20% of the Initial Grants in the event of (i) your involuntary termination by ENSCO other than by reason of gross negligence, malfeasance, breach of fiduciary duty, or like cause (“for cause”), or (ii) your voluntary termination for “good reason” in the event that you are not appointed the Chief Executive Officer effective as of January 1, 2007. In the event of an actual or constructive termination other than “for cause” within 2 years following a CIC, you would be entitled to 3 times your most recent base salary and target bonus, as well as full vesting of outstanding equity (restricted stock and options). The general and CIC severance protection will have an initial applicability of 4 years following commencement of employment, with annual 1-year extensions unless terminated in writing by ENSCO at least 1-year prior to the scheduled expiration.

As respects other entitlements, you would be eligible to participate in ENSCO’s annual equity awards (commencing in 2007) and other benefits including the ENSCO Savings Plan 401(k), Supplemental Executive Retirement Plan, profit-sharing, life, disability, and medical insurance programs, on the same basis as other ENSCO executives. Documents describing these benefit programs have been forwarded to you under separate cover.

In addition, for purposes of the ENSCO International Incorporated 2005 Long-Term Incentive Plan, the NGCC shall give you credit for six years of prior service for purposes of determining the Normal Retirement Age under the terms of the plan.

I believe this letter fully sets forth compensation and benefits in accordance with our recent discussions. Speaking both individually and on behalf of the Board of Directors, it is our sincere hope that you will decide to join the ENSCO management team and become ENSCO’s next CEO. We look forward to your reply and acceptance.

Very truly yours,

/s/ JOEL V. STAFF
Joel V. Staff, on behalf of and evidencing unanimous
approval of the Independent Directors of ENSCO

Joined in to record the official act of ENSCO International Incorporated:

/s/ CARL F. THORNE
Carl F. Thorne, Chairman and CEO

Mr. Daniel W. Rabun

January 13, 2006

Agreed and accepted this 6th day of February 2006:

/s/ DANIEL W. RABUN
Daniel W. Rabun